Exhibit 99.1

JD.COM ANNOUNCES FIRST QUARTER 2026 RESULTS

Beijing, China—May 12, 2026—JD.com, Inc. (NASDAQ: JD and HKEX: 9618 (HKD counter) and 89618 (RMB counter), the “Company” or “JD.com”), a leading supply chain-based technology and service provider, today announced its unaudited financial results for the three months ended March 31, 2026.

First Quarter 2026 Highlights

•	Net revenues were RMB315.7 billion (US$[1]45.8 billion) for the first quarter of 2026, an increase of 4.9% from the first quarter of 2025.

•

Net income attributable to the Company’s ordinary shareholders was RMB5.1 billion (US$0.7 billion) for the first quarter of 2026, compared to RMB10.9 billion for the first quarter of 2025. Non-GAAP[2] net income attributable to the Company’s ordinary shareholders was RMB7.4 billion (US$1.1 billion) for the first quarter of 2026, compared to RMB12.8 billion for the first quarter of 2025.

•

Diluted net income per ADS[3] was RMB3.54 (US$0.51) for the first quarter of 2026, compared to RMB7.19 for the first quarter of 2025. Non-GAAP diluted net income per ADS was RMB5.12 (US$0.74) for the first quarter of 2026, compared to RMB8.41 for the first quarter of 2025.

•

JD Retail reported income from operations of RMB15.0 billion (US$2.2 billion) for the first quarter of 2026, compared to RMB12.8 billion for the first quarter of 2025. Operating margin of JD Retail was 5.6% for the first quarter of 2026, compared to 4.9% for the first quarter of 2025.

“We’re pleased to report a solid first quarter to kick off 2026,” said Sandy Xu, Chief Executive Officer of JD.com. “Our user base and shopping frequency continued to expand robustly, with annual active customers hitting a new record, a clear testament to the deepening synergies across our business ecosystem. JD Retail demonstrated remarkable resilience throughout the quarter, with profitability reaching record levels. Meanwhile, our New Businesses advanced steadily with meaningful bottom-line improvements over the prior quarter. With this solid foundation in place, we remain confident in our full-year trajectory and long-term value creation.”

[1]

The U.S. dollar (US$) amounts disclosed in this announcement, except for those transaction amounts that were actually settled in U.S. dollars, are presented solely for the convenience of the readers. The conversion of Renminbi (RMB) into US$ in this announcement is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of March 31, 2026, which was RMB6.8980 to US$1.00. The percentages stated in this announcement are calculated based on the RMB amounts.

[2]	See the sections entitled “Non-GAAP Measures” and “Unaudited Reconciliation of GAAP and Non-GAAP Results” for more information about the non-GAAP measures referred to in this announcement.
[3]	The “ADS” refers to the Company’s American depositary share, with each ADS representing two Class A ordinary shares.

“In the first quarter, our total revenues were up 4.9% year-on-year, while non-GAAP net profit attributable to ordinary shareholders reached RMB7.4 billion, both reflecting our strengthening sequential momentum,” said Ian Su Shan, Chief Financial Officer of JD.com. “This performance was anchored by the steady progress of JD Retail, as general merchandise categories and high-margin businesses including marketplace and marketing revenues continued to outperform, alongside a substantial narrowing of sequential losses in our New Businesses, led by JD Food Delivery. Backed by our solid financial position, we continued to deliver on our commitment to shareholder returns. During the first quarter, we repurchased approximately 1.6% of our total shares outstanding for a total of US$631 million, and completed our annual dividend payment in April. Going forward, we will continue to drive shareholder value through a dual focus on healthy business development and sustainable shareholder returns.”

Updates of Share Repurchase Program

Pursuant to the Company’s share repurchase program of up to US$5.0 billion adopted in August 2024 and effective through August 2027, the Company repurchased a total of approximately 44.5 million Class A ordinary shares (equivalent to 22.3 million ADSs) for a total of US$631 million during the three months ended March 31, 2026. The total number of shares repurchased by the Company during the three months ended March 31, 2026 amounted to approximately 1.6% of its ordinary shares outstanding as of December 31, 20254.

All of these ordinary shares were repurchased from Nasdaq and the Hong Kong Stock Exchange pursuant to the share repurchase program. The remaining amount under the share repurchase program was US$1.4 billion as of March 31, 2026.

Business Highlights

•	JD Retail:

During the first quarter of 2026, JD.com deepened its strategic partnerships with leading home appliance manufacturers, such as Midea, Haier, Hisense, and TCL. The collaborations focus on enhancing service experience, joint product innovation, channel penetration and expansion, and marketing operation synergy, thereby driving sales growth across various home appliance categories. Together with its partners, JD.com is committed to creating greater value for consumers and addressing their diverse demand for high-quality lifestyles.

•	JD Logistics:

During the first quarter of 2026, JD Logistics (“JDL”) launched an upgraded version of its self-developed embodied intelligent equipment, the “LangzuTech Packer” robotic arm. Powered by JINGDONG Logistics Metabrain, the equipment is specifically designed for parcel picking and cage loading, aiming to improve sorting efficiency. This marks a critical iteration following the initial launch of “LangzuTech Packer” last year. Currently, JDL’s “LangzuTech” series of robots is able to cover the entire logistics chain and has been deployed at scale globally.

[4]	The number of ordinary shares outstanding as of December 31, 2025 was approximately 2,742 million shares.

•	JD Health:

In the first quarter, JD Health debuted over 30 new drugs, including Novartis’ Rhapsido®, the world’s first globally approved oral targeted therapy indicated for chronic spontaneous urticaria, as well as Lumirix®, the first-ever prescription treatment approved by China NMPA for vitiligo repigmentation. This further strengthened JD Health’s position as “the First Online Marketplace for New Drug Launches”. Additionally, during the first quarter, JD Health also entered into strategic partnerships with several leading pharmaceutical companies, including Organon, Kenvue, CR Jiangzhong and Shouer Pharmaceutical, further strengthening its supply chain integration capabilities and ecosystem synergistic advantages within the healthcare sector.

•	JD Industrials:

In the first quarter, JD Industrials (“JDI”) continued to strengthen its industrial supply chain capabilities and deepened its strategic collaborations with leading suppliers, including SATA Tools, 3M China and Linde (China) Forklift Truck. By deepening supplier partnership, integrating industry resources and expanding product categories to drive sales synergies, JDI continued to provide its customers with more efficient digital procurement solutions.

•	New Businesses:

In the first quarter of 2026, JD Food Delivery sustained its healthy development. Driven by enhanced operational efficiency and revenue diversification, its unit economics per order continued to improve and total investment in JD Food Delivery further narrowed significantly on a sequential basis. Meanwhile, JD Food Delivery is continuously unlocking synergies with core JD Retail, particularly in areas such as user growth, increased shopping frequency and cross-category purchases. In addition, 7Fresh Kitchen gained increasing consumer recognition. By the end of the first quarter, 7Fresh Kitchen further expanded its footprint to multiple cities across China, including Beijing, Shanghai, Guangzhou, Shenzhen, and Tianjin.

On March 16, JD.com officially launched its online retail business, Joybuy, in Europe, further expanding JD.com’s retail and logistics supply chain presence in the region. Joybuy currently offers services in the United Kingdom, Germany, the Netherlands, France, Belgium and Luxembourg. Leveraging JD.com’s super supply chain capabilities and localized operating systems, Joybuy provides consumers with premium branded products, competitive pricing, and superior services. JDL’s own express delivery brand, JoyExpress, provides consumers with professional and fast doorstep delivery services, successfully replicating JD.com’s “Double 11” (211) delivery speed in the European market. By the end of the first quarter, “Double 11” service (211) covered more than 30 major cities and over 40 million people in Europe.

•	Environmental, Social and Governance

As a testament to JD.com’s unwavering commitment to creating more jobs and making contribution to the society, the total personnel under the JD Ecosystem5 was over 900,000 as of March 31, 2026, including the Company’s employees, part-time staff and interns, as well as the personnel of the Company’s affiliates in the JD Ecosystem. The total expenditure for such human resources, together with the expenditure for external personnel who work for the JD Ecosystem, amounted to RMB166.4 billion for the twelve months ended March 31, 2026.

First Quarter 2026 Financial Results

Net Revenues. Net revenues increased by 4.9% to RMB315.7 billion (US$45.8 billion) for the first quarter of 2026 from RMB301.1 billion for the first quarter of 2025. Net product revenues increased by 1.0%, while net service revenues increased by 20.6% for the first quarter of 2026, compared to the first quarter of 2025.

Cost of Revenues. Cost of revenues increased by 3.7% to RMB262.7 billion (US$38.1 billion) for the first quarter of 2026 from RMB253.2 billion for the first quarter of 2025.

Fulfillment Expenses. Fulfillment expenses, which primarily include procurement, warehousing, delivery, customer service and payment processing expenses, increased by 18.5% to RMB23.4 billion (US$3.4 billion) for the first quarter of 2026 from RMB19.7 billion for the first quarter of 2025. Fulfillment expenses as a percentage of net revenues was 7.4% for the first quarter of 2026, compared to 6.6% for the first quarter of 2025, as the Company continued to upgrade fulfillment capabilities and invest in human capital to enhance user experience.

Marketing Expenses. Marketing expenses increased by 45.8% to RMB15.4 billion (US$2.2 billion) for the first quarter of 2026 from RMB10.5 billion for the first quarter of 2025. Marketing expenses as a percentage of net revenues was 4.9% for the first quarter of 2026, compared to 3.5% for the first quarter of 2025, primarily due to the increased spending in promotional efforts for new business initiatives.

Research and Development Expenses. Research and development expenses increased by 48.6% to RMB6.9 billion (US$1.0 billion) for the first quarter of 2026 from RMB4.6 billion for the first quarter of 2025. Research and development expenses as a percentage of net revenues was 2.2% for the first quarter of 2026, compared to 1.5% for the first quarter of 2025, as the Company continued to invest in technology capabilities and talents.

[5]

JD Ecosystem is a closely integrated business network providing comprehensive service for customers and comprises the Company and certain affiliates who share the “JD” brand name, currently including Jingdong Technology Holding Co., Ltd. and Allianz Jingdong General Insurance Company Ltd.

General and Administrative Expenses. General and administrative expenses increased by 48.7% to RMB3.6 billion (US$0.5 billion) for the first quarter of 2026 from RMB2.4 billion for the first quarter of 2025. General and administrative expenses as a percentage of net revenues was 1.1% for the first quarter of 2026, compared to 0.8% for the first quarter of 2025, primarily due to the fine imposed by the State Administration for Market Regulation of the People’s Republic of China (the “SAMR”) in the amount of approximately RMB0.6 billion (US$0.1 billion)6.

Income from Operations and Non-GAAP Income from Operations. Income from operations for the first quarter of 2026 was RMB3.8 billion (US$0.6 billion), compared to RMB10.5 billion for the first quarter of 2025. Operating margin was 1.2% for the first quarter of 2026, compared to 3.5% for the first quarter of 2025. Non-GAAP income from operations was RMB5.6 billion (US$0.8 billion) for the first quarter of 2026, compared to RMB11.7 billion for the first quarter of 2025. Non-GAAP operating margin was 1.8% for the first quarter of 2026, compared to 3.9% for the first quarter of 2025. The declines were primarily attributable to increased strategic investment in new business initiatives.

Income from operations of JD Retail was RMB15.0 billion (US$2.2 billion) for the first quarter of 2026, compared to RMB12.8 billion for the first quarter of 2025. Operating margin of JD Retail for the first quarter of 2026 was 5.6%, compared to 4.9% for the first quarter of 2025.

Non-GAAP EBITDA. Non-GAAP EBITDA was RMB8.0 billion (US$1.2 billion) for the first quarter of 2026, compared to RMB13.7 billion for the first quarter of 2025. Non-GAAP EBITDA margin was 2.5% for the first quarter of 2026, compared to 4.6% for the first quarter of 2025.

Net Income Attributable to the Company’s Ordinary Shareholders and Non-GAAP Net Income Attributable to the Company’s Ordinary Shareholders. Net income attributable to the Company’s ordinary shareholders was RMB5.1 billion (US$0.7 billion) for the first quarter of 2026, compared to RMB10.9 billion for the first quarter of 2025. Net margin attributable to the Company’s ordinary shareholders was 1.6% for the first quarter of 2026, compared to 3.6% for the first quarter of 2025. Non-GAAP net income attributable to the Company’s ordinary shareholders was RMB7.4 billion (US$1.1 billion) for the first quarter of 2026, compared to RMB12.8 billion for the first quarter of 2025. Non-GAAP net margin attributable to the Company’s ordinary shareholders was 2.3% for the first quarter of 2026, compared to 4.2% for the first quarter of 2025.

Diluted EPS and Non-GAAP Diluted EPS. Diluted net income per ADS was RMB3.54 (US$0.51) for the first quarter of 2026, compared to RMB7.19 for the first quarter of 2025. Non-GAAP diluted net income per ADS was RMB5.12 (US$0.74) for the first quarter of 2026, compared to RMB8.41 for the first quarter of 2025.

[6]

On April 17, 2026, JD.com received a notice from the SAMR that imposed administrative penalties on a consolidated affiliated entity of JD.com, among other operators of e-commerce platforms. For JD.com, the penalty relates to compliance deficiencies identified among third-party shops who sell decorated cakes on the Company’s e-commerce platform and third-party service providers offering order transfer services. The SAMR determined that JD.com did not properly fulfill its obligation to verify the qualifications of these shops and take necessary measures against the conduct of these shops and service providers, resulting in violations of the Food Safety Law of the People’s Republic of China and other applicable regulations. The total penalty is approximately RMB635 million, consisting of confiscation and punitive fines (the “Fine imposed by the SAMR”).

Cash Flow and Working Capital

As of March 31, 2026, the Company’s cash and cash equivalents, restricted cash and short-term investments totaled RMB215.7 billion (US$31.3 billion), compared to RMB225.4 billion as of December 31, 2025. For the first quarter of 2026, free cash flow of the Company was as follows:

	For the three months ended
	March 31, 2025	March 31, 2026	March 31, 2026
	RMB	RMB	US$
	(In millions)
Net cash (used in)/provided by operating activities	(18,262)	555	80
Less: Impact from consumer financing receivables included in the operating cash flow	(1,018)	(1,973)	(286)
Less: Capital expenditures, net of related sales proceeds	(2,323)	(5,063)	(734)
Capital expenditures for development properties	(915)	(3,498)	(507)
Other capital expenditures*	(1,408)	(1,565)	(227)

Free cash flow	(21,603)	(6,481)	(940)

*	Including capital expenditures related to the Company’s headquarters in Beijing and all other CAPEX.

Net cash used in investing activities was RMB27.9 billion (US$4.0 billion) for the first quarter of 2026, consisting primarily of net cash paid for time deposits and wealth management products, and capital expenditures, partially offset by net cash received from loan repayments.

Net cash used in financing activities was RMB5.4 billion (US$0.8 billion) for the first quarter of 2026, consisting primarily of cash paid for repurchase of ordinary shares and acquisition of additional equity interests in non-wholly owned subsidiaries, partially offset by net proceeds from debts.

For the twelve months ended March 31, 2026, free cash flow of the Company was as follows:

	For the twelve months ended
	March 31, 2025	March 31, 2026	March 31, 2026
	RMB	RMB	US$
	(In millions)
Net cash provided by operating activities	51,148	37,808	5,481
Add/(Less): Impact from consumer financing receivables included in the operating cash flow	131	(735)	(107)
Less: Capital expenditures, net of related sales proceeds	(13,666)	(15,475)	(2,243)
Capital expenditures for development properties	(6,841)	(6,681)	(968)
Other capital expenditures	(6,825)	(8,794)	(1,275)

Free cash flow	37,613	21,598	3,131

Supplemental Information

The Company reports three reportable segments, JD Retail, JD Logistics, and New Businesses. JD Retail, which includes JD Health and JD Industrials, mainly engages in online retail, online marketplace and marketing services in China. JD Logistics includes both internal and external logistics businesses. New Businesses mainly include JD Food Delivery, JD Property, Jingxi and overseas businesses.

On October 31, 2025, JD Logistics acquired the local on-demand delivery services business previously under the New Businesses. Following this, JD Logistics integrated its full-time and crowdsourced delivery capabilities to enhance its service quality. Effective January 2026, JD Logistics’s on-demand delivery services shifted from serving the Company’s internal business segments, such as JD Food Delivery, to directly serving third-party merchants on the Company’s platform. Consequently, in the first quarter of 2026, JD Logistics’s internal revenues from on-demand delivery services declined as part of them were reclassified into external revenues, and New Businesses’ external on-demand delivery service revenues reflected a corresponding decrease.

	For the three months ended
	March 31, 2025	March 31, 2026	March 31, 2026
	RMB	RMB	US$
	(In millions, except percentage data)
Net revenues:
JD Retail	263,845	268,588	38,937
JD Logistics	46,967	60,581	8,783
New Businesses	5,753	6,279	910
Inter-segment eliminations*	(15,483)	(19,754)	(2,864)

Total consolidated net revenues	301,082	315,694	45,766

Less: cost of revenues:
JD Retail	(219,395)	(218,629)	(31,694)
JD Logistics	(43,785)	(55,851)	(8,097)
New Businesses	(4,586)	(4,434)	(643)
Inter-segment eliminations*	14,539	16,267	2,358
Less: operating expenses:
JD Retail	(31,604)	(34,999)	(5,074)
JD Logistics	(3,037)	(3,710)	(538)
New Businesses	(2,494)	(12,197)	(1,768)
Inter-segment eliminations*	944	3,487	506
Income/(Loss) from operations:
JD Retail	12,846	14,960	2,169
JD Logistics	145	1,020	148
New Businesses	(1,327)	(10,352)	(1,501)

Total segment income from operations	11,664	5,628	816
Unallocated items**	(1,131)	(1,821)	(264)

Total consolidated income from operations	10,533	3,807	552
Share of results of equity investees	1,330	1,636	237
Interest expense	(600)	(686)	(99)
Others, net	2,079	2,333	338

Total consolidated income before tax	13,342	7,090	1,028

	For the three months ended
	March 31, 2025	March 31, 2026	March 31, 2026
	RMB	RMB	US$
	(In millions, except percentage data)
YoY% change of net revenues:
JD Retail	16.3%	1.8%
JD Logistics	11.5%	29.0%
New Businesses	18.1%	9.1%
Operating margin:
JD Retail	4.9%	5.6%
JD Logistics	0.3%	1.7%
New Businesses	(23.1)%	(164.9)%

*

The inter-segment eliminations mainly consist of revenues from supply chain solutions and logistics services provided by JD Logistics to JD Retail and New Businesses, and property leasing services provided by JD Property to JD Logistics.

**

Unallocated items include share-based compensation, amortization of intangible assets resulting from assets and business acquisitions, effects of business cooperation arrangements, and the Fine imposed by the SAMR.

The table below sets forth the revenue information:

	For the three months ended
	March 31, 2025	March 31, 2026	March 31, 2026	YoY% Change
	RMB	RMB	US$
	(In millions, except percentage data)
Electronics and home appliances revenues	144,295	132,171	19,161	(8.4)%
General merchandise revenues	98,014	112,648	16,330	14.9%

Net product revenues	242,309	244,819	35,491	1.0%

Marketplace and marketing revenues	22,320	26,517	3,844	18.8%
Logistics and other service revenues	36,453	44,358	6,431	21.7%

Net service revenues	58,773	70,875	10,275	20.6%

Total net revenues	301,082	315,694	45,766	4.9%

Recent Development

As of May 12, 2026, the board of directors of each of JD Health, JD Logistics, JD Industrials and JD Property has approved to grant Mr. Richard Qiangdong Liu restricted share units (to be satisfied by existing shares of the respective subsidiary), each representing approximately 2% of the issued share capital of the respective subsidiary at the time of grant, to motivate him to continue leading the future success of these subsidiaries, consolidating the long-term value of JD.com’s diversified portfolio. The restricted share units are expected to be subject to a four-year vesting schedule and the grants will be made subject to the compliance of relevant rules and regulations.

Conference Call

JD.com’s management will hold a conference call at 8:00 am, Eastern Time on May 12, 2026, (8:00 pm, Beijing/Hong Kong Time on May 12, 2026) to discuss the first quarter 2026 financial results.

Please register in advance of the conference using the link provided below and dial in 15 minutes prior to the call, using participant dial-in numbers, the Passcode and unique access PIN which would be provided upon registering. You will be automatically linked to the live call after completion of this process, unless required to provide the conference ID below due to regional restrictions.

PRE-REGISTER LINK: https://s1.c-conf.com/diamondpass/10054511-yugw1e.html

CONFERENCE ID: 10054511

A telephone replay will be available for one week until May 19, 2026. The dial-in details are as follows:

US:	+1-855-883-1031

International:	+61-7-3107-6325

Chinese Mainland:	400-120-9216

Hong Kong, China:	800-930-639

Passcode:	10054511

Additionally, a live and archived webcast of the conference call will also be available on the JD.com’s investor relations website at https://ir.jd.com.

About JD.com

JD.com is a leading supply chain-based technology and service provider. The Company’s cutting-edge retail infrastructure seeks to enable consumers to buy whatever they want, whenever and wherever they want it. The Company has opened its technology and infrastructure to partners, brands and other sectors, as part of its Retail as a Service offering to help drive productivity and innovation across a range of industries.

Non-GAAP Measures

In evaluating the business, the Company considers and uses non-GAAP measures, such as non-GAAP income/(loss) from operations, non-GAAP operating margin, non-GAAP net income/(loss) attributable to the Company’s ordinary shareholders, non-GAAP net margin attributable to the Company’s ordinary shareholders, free cash flow, non-GAAP EBITDA, non-GAAP EBITDA margin, non-GAAP net income/(loss) per share and non-GAAP net income/(loss) per ADS, as supplemental measures to review and assess operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company defines non-GAAP income/(loss) from operations as income/(loss) from operations excluding share-based compensation, amortization of intangible assets resulting from assets and business acquisitions, effects of business cooperation arrangements, gain on sale of development properties, impairment of goodwill and long-lived assets and the Fine imposed by the SAMR. The Company defines non-GAAP net income/(loss) attributable to the Company’s ordinary shareholders as net income/(loss) attributable to the Company’s ordinary shareholders excluding share-based compensation, amortization of intangible assets resulting from assets and business acquisitions, effects of business cooperation arrangements and non-compete agreements, gain/(loss) on disposals/deemed disposals of investments, reconciling items on the share of equity method investments, gain/(loss) from fair value change of long-term investments and derivatives, impairment of goodwill, long-lived assets and investments, gain on sale of development properties, the Fine imposed by the SAMR, and tax effects on non-GAAP adjustments. The Company defines free cash flow as operating cash flow adjusting the impact from consumer financing receivables included in the operating cash flow and capital expenditures, net of related sales proceeds. Capital expenditures include purchase of property, equipment and software, cash paid for construction in progress, purchase of intangible assets, land use rights and asset acquisitions. The Company defines non-GAAP EBITDA as non-GAAP income/(loss) from operations plus depreciation and amortization excluding amortization of intangible assets resulting from assets and business acquisitions. Non-GAAP basic net income/(loss) per share is calculated by dividing non-GAAP net income/(loss) attributable to the Company’s ordinary shareholders by the weighted average number of ordinary shares outstanding during the periods. Non-GAAP diluted net income/(loss) per share is calculated by dividing non-GAAP net income/(loss) attributable to the Company’s ordinary shareholders by the weighted average number of ordinary shares and dilutive potential ordinary shares outstanding during the periods, including the dilutive effects of share-based awards as determined under the treasury stock method and convertible senior notes. Non-GAAP net income/(loss) per ADS is equal to non-GAAP net income/(loss) per share multiplied by two.

The Company presents these non-GAAP financial measures because they are used by management to evaluate operating performance and formulate business plans. Non-GAAP income/(loss) from operations, non-GAAP net income/(loss) attributable to the Company’s ordinary shareholders and non-GAAP EBITDA reflect the Company’s ongoing business operations in a manner that allows more meaningful period-to-period comparisons. Free cash flow enables management to assess liquidity and cash flow while taking into account the impact from consumer financing receivables included in the operating cash flow and the demands that the expansion of fulfillment infrastructure and technology platform has placed on financial resources. The Company believes that the use of the non-GAAP financial measures facilitates investors to understand and evaluate the Company’s current operating performance and future prospects in the same manner as management does, if they so choose. The Company also believes that the non-GAAP financial measures provide useful information to both management and investors by excluding certain expenses, gain/loss and other items that are not expected to result in future cash payments or that are non-recurring in nature or may not be indicative of the Company’s core operating results and business outlook.

The non-GAAP financial measures have limitations as analytical tools. The Company’s non-GAAP financial measures do not reflect all items of income and expense that affect the Company’s operations or not represent the residual cash flow available for discretionary expenditures. Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating performance. The Company encourages you to review the Company’s financial information in its entirety and not rely on a single financial measure.

CONTACTS:

Investor Relations

Sean Zhang

+86 (10) 8912-6804

IR@JD.com

Media Relations

+86 (10) 8911-6155

Press@JD.com

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as JD.com’s strategic and operational plans, contain forward-looking statements. JD.com may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in announcements made on the website of the Hong Kong Stock Exchange, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about JD.com’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: JD.com’s growth strategies; its future business development, results of operations and financial condition; its ability to attract and retain new customers and to increase revenues generated from repeat customers; its expectations regarding demand for and market acceptance of its products and services; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of the Chinese e-commerce market; laws, regulations and governmental policies relating to the industries in which JD.com or its business partners operate; potential changes in laws, regulations and governmental policies or changes in the interpretation and implementation of laws, regulations and governmental policies that could adversely affect the industries in which JD.com or its business partners operate, including, among others, initiatives to enhance supervision of companies listed on an overseas exchange and tighten scrutiny over data privacy and data security; risks associated with JD.com’s acquisitions, investments and alliances, including fluctuation in the market value of JD.com’s investment portfolio; natural disasters and geopolitical events; change in tax rates and financial risks; intensity of competition; and general market and economic conditions in China and globally. Further information regarding these and other risks is included in JD.com’s filings with the SEC and the announcements on the website of the Hong Kong Stock Exchange. All information provided herein is as of the date of this announcement, and JD.com undertakes no obligation to update any forward-looking statement, except as required under applicable law.

JD.com, Inc.

Unaudited Interim Condensed Consolidated Balance Sheets

(In millions, except otherwise noted)

	As of
	December 31, 2025	March 31, 2026	March 31, 2026
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	137,488	101,829	14,762
Restricted cash	12,137	13,540	1,963
Short-term investments	75,744	100,304	14,541
Accounts receivable, net (including consumer financing receivables of RMB1.7 billion and RMB0.5 billion as of December 31, 2025 and March 31, 2026, respectively)(1)	27,333	25,430	3,687
Advance to suppliers	5,856	7,104	1,030
Inventories, net	95,428	96,166	13,941
Prepayments and other current assets	17,898	18,888	2,738
Amount due from related parties	2,142	1,006	146
Assets held for sale	395	395	57

Total current assets	374,421	364,662	52,865

Non-current assets
Property, equipment and software, net	91,349	93,920	13,616
Construction in progress	6,503	5,516	800
Intangible assets, net	7,723	7,453	1,081
Land use rights, net	36,878	36,817	5,337
Operating lease right-of-use assets	31,128	31,464	4,561
Goodwill	26,291	26,291	3,811
Investment in equity investees	51,978	52,964	7,678
Marketable securities and other investments	51,840	51,061	7,402
Deferred tax assets	5,237	5,636	817
Other non-current assets	11,853	9,938	1,441

Total non-current assets	320,780	321,060	46,544

Total assets	695,201	685,722	99,409

JD.com, Inc.

Unaudited Interim Condensed Consolidated Balance Sheets

(In millions, except otherwise noted)

	As of
	December 31, 2025	March 31, 2026	March 31, 2026
	RMB	RMB	US$
LIABILITIES
Current liabilities
Short-term debts	8,014	8,274	1,200
Accounts payable	188,379	187,215	27,141
Advance from customers	36,408	39,257	5,691
Deferred revenues	2,684	2,573	373
Taxes payable	7,008	4,047	587
Amount due to related parties	624	1,565	227
Unsecured senior notes	3,511	3,459	501
Accrued expenses and other current liabilities	50,045	53,151	7,705
Operating lease liabilities	9,399	9,486	1,375

Total current liabilities	306,072	309,027	44,800

Non-current liabilities
Unsecured senior notes	20,798	20,494	2,971
Deferred tax liabilities	8,019	8,006	1,161
Long-term debts	41,675	42,162	6,112
Operating lease liabilities	23,708	24,145	3,500
Other non-current liabilities	1,146	1,158	168

Total non-current liabilities	95,346	95,965	13,912

Total liabilities	401,418	404,992	58,712

SHAREHOLDERS’ EQUITY
Total JD.com, Inc. shareholders’ equity (US$0.00002 par value, 100,000 million shares authorized, 2,797 million shares issued and 2,701 million shares outstanding as of March 31, 2026)	225,040	216,486	31,384
Non-controlling interests	68,743	64,244	9,313

Total shareholders’ equity	293,783	280,730	40,697

Total liabilities and shareholders’ equity	695,201	685,722	99,409

(1)

JD Technology performs credit risk assessment services for consumer financing receivables business and absorbs the credit risk of the underlying consumer financing receivables. Facilitated by JD Technology, the Company periodically securitizes consumer financing receivables through the transfer of those assets to securitization plans and derecognizes the related consumer financing receivables through sales type arrangements.

JD.com, Inc.

Unaudited Interim Condensed Consolidated Statements of Operations

(In millions, except per share data)

	For the three months ended
	March 31, 2025	March 31, 2026	March 31, 2026
	RMB	RMB	US$
Net revenues
Net product revenues	242,309	244,819	35,491
Net service revenues	58,773	70,875	10,275

Total net revenues	301,082	315,694	45,766

Cost of revenues	(253,234)	(262,667)	(38,079)
Fulfillment	(19,737)	(23,393)	(3,391)
Marketing	(10,543)	(15,372)	(2,229)
Research and development	(4,621)	(6,866)	(995)
General and administrative	(2,414)	(3,589)	(520)

Income from operations(2)(3)	10,533	3,807	552

Other income/(expenses)
Share of results of equity investees	1,330	1,636	237
Interest expense	(600)	(686)	(99)
Others, net(4)	2,079	2,333	338

Income before tax	13,342	7,090	1,028
Income tax expenses	(2,063)	(1,260)	(183)

Net income	11,279	5,830	845

Net income attributable to non-controlling interests shareholders	389	728	105

Net income attributable to the Company’s ordinary shareholders	10,890	5,102	740

Net income per share:
Basic	3.76	1.86	0.27
Diluted	3.59	1.77	0.26
Net income per ADS:
Basic	7.51	3.72	0.54
Diluted	7.19	3.54	0.51

JD.com, Inc.

Unaudited Interim Condensed Consolidated Statements of Operations

(In millions, except per share data)

	For the three months ended
	March 31, 2025	March 31, 2026	March 31, 2026
	RMB	RMB	US$
(2) Includes share-based compensation as follows:
Cost of revenues	(7)	(20)	(3)
Fulfillment	(71)	(116)	(17)
Marketing	(62)	(72)	(10)
Research and development	(217)	(236)	(34)
General and administrative	(410)	(469)	(68)

Total	(767)	(913)	(132)

(3) Includes amortization of business cooperation arrangements and intangible assets resulting from assets and business acquisitions as follows:
Fulfillment	(49)	(49)	(7)
Marketing	(279)	(188)	(28)
Research and development	(36)	(36)	(5)

Total	(364)	(273)	(40)

(4)

“Others, net” consists of interest income; gains/(losses) related to long-term investments without significant influence, including fair value changes, acquisitions or disposals gains/(losses), and impairments; government incentives; foreign exchange gains/(losses); and other non-operating income/(losses).

JD.com, Inc.

Unaudited Non-GAAP Net Income Per Share and Per ADS

(In millions, except per share data)

	For the three months ended
	March 31, 2025	March 31, 2026	March 31, 2026
	RMB	RMB	US$
Non-GAAP net income attributable to the Company’s ordinary shareholders	12,758	7,379	1,070
Non-GAAP net income per share:
Basic	4.40	2.69	0.39
Diluted	4.21	2.56	0.37
Non-GAAP net income per ADS:
Basic	8.80	5.39	0.78
Diluted	8.41	5.12	0.74
Weighted average number of shares:
Basic	2,898	2,740
Diluted	3,035	2,865

JD.com, Inc.

Unaudited Interim Condensed Consolidated Statements of Cash Flows and Free Cash Flow

(In millions)

	For the three months ended
	March 31, 2025	March 31, 2026	March 31, 2026
	RMB	RMB	US$
Net cash (used in)/provided by operating activities	(18,262)	555	80
Net cash provided by/(used in) investing activities	16,236	(27,855)	(4,038)
Net cash used in financing activities	(7,288)	(5,445)	(789)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(345)	(1,511)	(219)

Net decrease in cash, cash equivalents and restricted cash	(9,659)	(34,256)	(4,966)
Cash, cash equivalents and restricted cash at beginning of period, including cash and cash equivalents classified within assets held for sale	115,716	149,625	21,691
Less: Cash, cash equivalents and restricted cash classified within assets held for sale at beginning of period	— *	— *	— *

Cash, cash equivalents and restricted cash at beginning of period	115,716	149,625	21,691

Cash, cash equivalents and restricted cash at end of period, including cash and cash equivalents classified within assets held for sale	106,057	115,369	16,725
Less: Cash, cash equivalents and restricted cash classified within assets held for sale at end of period	— *	— *	— *

Cash, cash equivalents and restricted cash at end of period	106,057	115,369	16,725

Net cash (used in)/provided by operating activities	(18,262)	555	80
Less: Impact from consumer financing receivables included in the operating cash flow	(1,018)	(1,973)	(286)
Less: Capital expenditures, net of related sales proceeds	(2,323)	(5,063)	(734)
Capital expenditures for development properties	(915)	(3,498)	(507)
Other capital expenditures	(1,408)	(1,565)	(227)

Free cash flow	(21,603)	(6,481)	(940)

*	Absolute value is less than RMB1 million or US$1 million.

JD.com, Inc.

Supplemental Financial Information and Business Metrics

(In RMB billions, except turnover days data)

	Q1 2025	Q2 2025	Q3 2025	Q4 2025	Q1 2026
Cash flow and turnover days
Operating cash flow – trailing twelve months (“TTM”)	51.1	24.8	23.0	19.0	37.8
Free cash flow – TTM	37.6	10.1	12.6	6.5	21.6
Inventory turnover days(5) – TTM	32.8	34.1	35.8	37.8	38.3
Accounts payable turnover days(6) – TTM	57.6	59.0	58.0	60.0	59.7
Accounts receivable turnover days(7) – TTM	6.4	7.4	8.3	8.7	8.7

(5)

TTM inventory turnover days are the quotient of average inventory over the immediately preceding five quarters, up to and including the last quarter of the period, to cost of revenues of retail business for the last twelve months, and then multiplied by 360 days.

(6)

TTM accounts payable turnover days are the quotient of average accounts payable for retail business over the immediately preceding five quarters, up to and including the last quarter of the period, to cost of revenues of retail business for the last twelve months, and then multiplied by 360 days.

(7)

TTM accounts receivable turnover days are the quotient of average accounts receivable over the immediately preceding five quarters, up to and including the last quarter of the period, to total net revenues for the last twelve months and then multiplied by 360 days. Presented are the accounts receivable turnover days excluding the impact from consumer financing receivables.

JD.com, Inc.

Unaudited Reconciliation of GAAP and Non-GAAP Results

(In millions, except percentage data)

	For the three months ended
	March 31, 2025	March 31, 2026	March 31, 2026
	RMB	RMB	US$
Income from operations	10,533	3,807	552
Add: Share-based compensation	767	913	132
Add: Amortization of intangible assets resulting from assets and business acquisitions	252	273	40
Add: Effects of business cooperation arrangements	112	—	—
Add: The Fine imposed by the SAMR	—	635	92

Non-GAAP income from operations	11,664	5,628	816

Add: Depreciation and other amortization	2,038	2,390	346

Non-GAAP EBITDA	13,702	8,018	1,162

Total net revenues	301,082	315,694	45,766
Non-GAAP operating margin	3.9%	1.8%

Non-GAAP EBITDA margin	4.6%	2.5%

JD.com, Inc.

Unaudited Reconciliation of GAAP and Non-GAAP Results

(In millions, except percentage data)

	For the three months ended
	March 31, 2025	March 31, 2026	March 31, 2026
	RMB	RMB	US$
Net income attributable to the Company’s ordinary shareholders	10,890	5,102	740
Add: Share-based compensation	650	828	120
Add: Amortization of intangible assets resulting from assets and business acquisitions	186	222	32
Add: Reconciling items on the share of equity method investments(8)	964	31	4
Add: Impairment of goodwill, long-lived assets and investments	437	9	1
Add: Loss from fair value change of long-term investments and derivatives	874	501	73
Reversal of: Gain on disposals/deemed disposals of investments	(1,172)	(16)	(2)
Add: Effects of business cooperation arrangements	112	—	—
Add: The Fine imposed by the SAMR	—	635	92
(Reversal of)/Add: Tax effects on non-GAAP adjustments	(183)	67	10

Non-GAAP net income attributable to the Company’s ordinary shareholders	12,758	7,379	1,070

Total net revenues	301,082	315,694	45,766
Non-GAAP net margin attributable to the Company’s ordinary shareholders	4.2%	2.3%

(8)	To exclude the GAAP to non-GAAP reconciling items on the share of equity method investments and share of amortization of intangibles not on their books.